EXHIBIT 99.1

Himax's Major Customer CMO Announced a Merger With Innolux

TAINAN, Taiwan, Nov. 16, 2009 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. ("Himax" or the "Company") (Nasdaq:HIMX) stated the following in regard to the merger announcement issued by Chi Mei Optoelectronics Corp. ("CMO") and Innolux Display Corp. ("Innolux") on November 14, 2009:

 1. CMO is a founding shareholder of Himax and currently owns an interest of approximately 14% in Himax. In addition, CMO has long been a major customer of Himax and has contributed to the growth and development of the Company.

 2. Innolux is also one of Himax's key customers. Himax has
    maintained close, long-term business relationship with Innolux and has also established business cooperations with other
    relevant subsidiaries of Innolux's parent company, HON HAI
    Technology Group.

 3. The merger of CMO and Innolux is expected to create significant synergies to the TFT-LCD panel industry. Himax will endeavor as always to continue providing better services to deliver complete and comprehensive solutions to its major customers.

About Himax Technologies, Inc.

Himax Technologies, Inc. designs, develops, and markets semiconductors that are critical components of flat panel displays. The Company's principal products are display drivers for large-sized TFT-LCD panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small- and medium-sized TFT-LCD panels, which are used in mobile handsets and consumer electronics products such as netbook computers, digital cameras, mobile gaming devices, portable DVD players, digital photo frame and car navigation displays. In addition, the Company is expanding its product offerings to include timing controllers, LCD TV and monitor chipset solutions, LCOS projector solutions, power management ICs and CMOS Image Sensors. Based in Tainan, Taiwan, the Company has regional offices in Hsinchu and Taipei, Taiwan; Ningbo, Foshan, Fuqing, Beijing, Shanghai, Suzhou and Shenzhen, China; Yokohama and Matsusaka, Japan; Anyang-si, Kyungki-do and Cheonan-si, Chungcheongnam-do, South Korea; and Irvine, California, USA.

Forward-Looking Statements:

Certain statements in this press release, including statements regarding expected future financial results and industry growth, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this press release. Factors that could cause actual results to differ include, but not limited to, general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products; reliance on a small group of principal customers; continued success in technological innovations; development of alternative flat panel display technologies; ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2008 filed with SEC on May 15, 2009, as amended. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

CONTACT:  Himax Technologies, Inc.
          Max Chan, Chief Financial Officer
            +886-2-2370-3999 Ext. 22300
            max_chan@himax.com.tw
          Investor Relations
          Jessie Wang
            +886-2-2370-3999 Ext. 22618
            jessie_wang@himax.com.tw

          The Ruth Group
          In the U.S.
          Joseph Villalta
          +1-646-536-7003
          jvillalta@theruthgroup.com